Peak Closes Second Half of Oversubscribed $3.5M Non-Brokered Private Placement

Montreal, Quebec--(Newsfile Corp. - August 24, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQB: PKKFD) ("Peak" or the "Company") today announced that it has closed the second half of a private placement financing originally intended to raise a total of $2M, but which saw oversubscription of the offering push the total amount raised to more than $3.5M.

Between the first and second half of the private placement, the Company sold a total of 17,595,000 units ("Units") for gross proceeds of $3,519,000 ("Offering"). Each Unit, priced at $0.20, is composed of one common share and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to acquire one common share at a price of $0.25 for a period of 24 months following the closing date of the Offering.

"The enthusiasm shown by our shareholders and the strategic investors we were able to attract with this private placement financing signals that they understand that expanding our Lending Hub ecosystem of SMEs, lenders and loan brokers not just geographically but across economic and industrial sectors gives the Company exceptional growth potential," commented Peak Group CEO Johnson Joseph. "A large portion of the raise will be used to expand the Hub to other cities, while the additional capital provided by the oversubscription will allow us to explore business development opportunities that recently came to our attention," concluded Mr. Joseph.

The Company paid certain qualified individuals and registered investment dealers a cash commission of 8% of the gross proceeds of the Offering that they helped place and a number of broker warrants equal to 8% of the gross proceeds of the Offering that they helped place (the "Broker Warrants"). Each Broker Warrant entitles its holder to acquire one common share of the Company at a price of $0.25 for a period of 24 months following the closing date of the Offering.

The common shares, Warrants and Broker Warrants issued in connection with the Offering are subject to a hold period of four months and one day from the closing date of the Offering. The proceeds of the Offering will be used for working capital purposes and to help fuel the Company's expansion plan.

Pursuant to Multilateral Instrument 61-101 respecting protection of minority security holders in special transactions ("MI 61-101"), the Financing constitutes a "related party transaction" as certain directors and officers of Peak (the "Related Party") subscribed to securities. In reviewing the applicable valuation requirements under MI 61-101, Peak has determined that the exemption set out in subsection 5.5 (a) of MI 61-101 is applicable since the aggregate consideration to be paid by the Related Party does not exceed 25% of the market capitalization of Peak at the date hereof. In addition, subsection 5.7(a) provides that a transaction meeting such criteria is also exempt from the minority shareholder approval requirement. The board of directors of Peak has unanimously approved the Financing. Peak has not filed a material change report 21 days prior to the closing of the Financing as participation of insiders had not been established at that time.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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